Exhibit 99.18

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F, we hereby consent to the use of our name in connection with the reference to the mineral resource estimate for the Suyai Project as at December 31, 2011 (the “Estimate”); and to references to the inclusion of the Estimate in the Annual Report on Form 40-F.

We also consent to the incorporation by reference of the above mentioned Annual Report on Form 40-F in the Registration Statements No. 333-173707 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8.

WESTERN SERVICES ENGINEERING INC.

By:	/s/ Robin J. Young
Name:	Robin J. Young
Title:	P. Geo.

March 30, 2012